

# Acquisition of Sedona Development Partners

November 2006



# Disclaimer

Stockholders of Cold Spring are advised to read, when it becomes available, Cold Spring's proxy statement in connection with Cold Spring's solicitation of proxies for the special stockholder meeting at which the stockholders will be asked to approve, among other things, the Sedona acquisition, because it will contain important information. The definitive proxy statement will be mailed to Cold Spring stockholders as of a record date to be established for voting on the acquisition of Sedona. Stockholders will also be able to obtain a copy of the definitive proxy statement, without charge, by directing a request to: Cold Spring Capital, Inc., 51 Locust Avenue, Suite 302, New Canaan, Connecticut 06840. The proxy statement, once available, will also be available, without charge, at the Securities and Exchange Commission Internet site, www.sec.gov.

Cold Spring and its directors and executive officers may be deemed to be participants in the solicitation of proxies for the special meeting in connection with Cold Spring's solicitation of proxies for the special stockholder meeting at which the stockholders will be asked to approve, among other things, the Sedona acquisition. Information about Cold Spring's directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2005, filed with the Securities and Exchange Commission, and such information will be available in the proxy statement.

Certain information included in this presentation and other statements or materials published or to be published by Cold Spring Capital Inc. (the "Company") are not historical facts but are forward-looking statements relating to such matters as anticipated financial performance, business prospects, technological developments, opportunities to reduce borrowing costs, new and existing projects, expectations for market segment and growth, and similar matters. In connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, the Company provides the following cautionary remarks regarding important factors which, among others, could cause the Company's actual results and experience to differ materially from the anticipated results or other expectations expressed in the Company's forward-looking statements. The risks and uncertainties that may affect the operations, performance, development, results of the Company's business, and the other matters referred to above include, but are not limited to: (i) the ability of the Company to complete the proposed business combination or future acquisitions; (ii) changes in the business environment in which the Company and its target operate, including inflation and interest rates and other changes in market conditions; (iii) changes in taxes, governmental laws, and regulations; (iv) competitive product and pricing activity; (v) difficulties of managing acquisitions and growth profitably; and (vi) the loss of one or more members of the Company's management team. More detailed information about these factors is contained in the Company's filings with the SEC, including the sections captioned "Risk Factors" and "Proposed Business" in our Form S-1 (as amended), and will be contained in our Proxy Statement to be filed in connection with the proposed acquisition. The Company is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward looking statements, whether as a result of new information, future events or otherwise.



# Transaction Summary

| | |
|---|---|
| **Acquisition:** | ▪ **Sedona Development Partners, LLC ("Sedona") – A leading specialty real estate developer that owns and operates Seven Canyons, a luxury shared ownership development in Sedona, AZ** |
| **Acquiror:** | ▪ **Cold Spring Capital Inc. ("Cold Spring")** |

**Consideration:**
- $132.1 million consideration comprising:
  - $82.1 million of cash to acquire common membership interest and to redeem preferred equity
  - $45.0 million seller 4-year 8% subordinated convertible note*
  - $5.0 million 3-year 8% subordinated note

**Management:**
- Richard Stratton, current Chairman and CEO of Cold Spring, will continue role as Chairman and CEO
- Joseph Weingarten, President and Director
- David Cavan, President of Real Estate Development (currently Chairman of Sedona)
- David Epstein, CFO post closing

\* Convertible into 7 million shares of Cold Spring common stock one-year post acquisition closing.



3

# Summary Transaction Metrics

## Estimated Sedona Transaction Data

*$ in millions*

- Transaction Equity Value: $132.1
- Net Debt Assumed[1]: $73.1
- Total Transaction Value: $205.2
- Price/ 2007E Net Income: 3.9x
- Transaction EV/ 2007E EBITDA: 3.0x

## Select Estimated Pro Forma Financials

*$ in millions*

- 2007E Revenue: $164.2
- 2007E EBITDA: $60.2
- 2007E Net Income: $26.7
- Total Assets: $276.3
- Net Debt[2]: $93.0
- Market Capitalization[3]: $135.5
- Enterprise Value: $228.5
- Cold Spring Price/ 2007E NI: 5.1x
- Cold Spring EV/ 2007E EBITDA: 3.8x

Note: Assumes transaction closes 1/1/2007. Pro forma EBITDA and net income include anticipated financing cost savings and additional corporate overhead.
[1] Includes $74.7 million Sedona debt assumed net of 1.6 million cash.
[2] Includes $73.1 million Sedona net debt assumed plus $45.0 million subordinated convertible note, $5.0 million subordinated debt, and net of $30.1 million pro forma cash balance.
[3] 25 million shares outstanding at $5.42 per share (as of 11/20/06), includes management shares but does not include warrants or underwriter's purchase option.



4

# Post Acquisition Ownership

| | Basic Ownership | | Fully Diluted Ownership | |
| --- | --- | --- | --- | --- |
| | Shares | Ownership | Shares[1] | Ownership[1] |
| Cold Spring management, board and underwriter | 5,000,000 | 20.0% | 12,875,288 | 17.2% |
| Seven Canyon shareholders | 0 | 0.0% | 7,000,000 | 9.3% |
| Existing public shareholders and warrantholders | 20,000,000 | 80.0% | 55,124,772 | 73.5% |
| **Total shares** | **25,000,000** | **100.0%** | **75,000,000** | **100.0%** |

(1) Fully diluted share count assumes all outstanding warrants are exercised on cash basis.

CS COLD SPRING CAPITAL

5

# Overview of Sedona

- **Leading specialty real estate development and management company**
- **Owner of Seven Canyons – shared ownership platform in Sedona, Arizona, with exclusive luxury villas and one of a kind, five-star amenities including a championship golf course**
    - Phase I (completed) – 300 fractional interests in luxury villas, multi-million $ home sites and championship golf course
    - Phase II (completion expected end of 2008) – 420 additional fractional interests in luxury villas, club village and additional home sites
    - Phase III (future) – 120 additional fractional interests in luxury villas, Casitas for golf club members and Ridge Villa Condominiums
- **Established property development and management platform**
    - Supported by 41 development professionals (through management agreement with Cavan Management Services)
    - 140 operations employees
    - Strong sales and marketing teams
    - Operational capacity for future growth

# Sedona's Flagship Property – Seven Canyons

*Luxury shared ownership platform in Sedona, AZ with championship golf and one of a kind, five star amenities*



*Exclusive fractional ownership, targeting affluent consumers seeking premier resort lifestyle as alternative to second home*

**www.sevencanyons.com**

# Seven Canyons - Map of Development

*Flagship resort of Seven Canyons will be completed in 3 Phases on 200 acres*





| | |
|---|---|
| 1. Arrival Gatehouse | 7. Rachel's Knoll |
| 2. Villas on Parcel D | *8. Secret Ridge Estate Lots* |
| *3. Proposed Villas on Parcel C* | 9. Solitude Estate Lots |
| *4. Proposed Club Village & Spa* | 10. Practice Park |
| 5. Villas on Parcel A | *11. Range House* |
| 6. Proposed Villas on Parcel B | 12. Tennis Center |

*\* Italics indicate to be completed projects*

---

# Seven Canyons - Staged Luxury Development

## Phase I – substantially completed

- **300 luxury fractional villas**
  - 3 bedroom / 3 ½ bath, 2600 sq ft villas with gourmet kitchens and high-end luxury features
  - Surrounded by National Forest

- **Current sale price of $457k for 1/10 ownership\***
  - Use for 28 days per year, full housekeeping and concierge services provided
  - Additional days available

- **Multi-million $ home sites**
  - 19 sites have been sold, higher value sites have been retained

- **Championship golf course**
  - Ranked Top 100 modern course in the U.S.





\* As of November 15, 2006

---

# Seven Canyons - Staged Luxury Development

## Phase II - ongoing

- **420 additional fractional units**
  - 2600 sq ft two-story luxury villas
  - Prices are expected to increase as amenities are completed
- **Club Village**
  - Club house, pool, tennis center, wellness center and spa
- **Additional private luxury home sites**
  - Development of estate sites above golf course
  - Each with retail value expected to exceed $3mm
- **Prices expected to increase as amenities are completed**

## Phase III - future

120 additional fractional units





- 120 additional fractional units
- **Casitas for golf club members**
- **Ridge Villas**
  - 9 whole ownership luxury condos



---

# Seven Canyons Villa Inventory and Pricing

**Luxury fractional villas***



Built - Closed 148
Built - Under contract 45
Built - Inventory** 107
Unbuilt 540



**Average sales price per fractional villa**



| | 2005 | 2006E | 2007E | Last Unit Sale* |
|---|---|---|---|---|
| | $366 | $381 | $476 | $457 |

Average price ($ in thousands)



*Total estimated sales generated by Seven Canyons villas is over $350 million (at today's prices), additional revenue will be generated from sale of estate home sites and whole ownership condominiums, as well as from ongoing club operations*

\* As of November 15, 2006.
\*\* Expected to be completed by February 2007.

---

# Sedona's Flagship Property – Seven Canyons

*One of a kind, five star amenities surrounded by a championship golf course*






*Seven Canyons provides ultimate luxury vacation ownership for consumers without the inconveniences and costs of owning and maintaining a second home*

---

# Why We are Acquiring Sedona

- **Leading specialty real estate development and management company**
  - Exclusive Seven Canyons luxury resort property
  - Robust development platform
  - Proven sales and marketing team
- **Opportunities for future shareholder value creation**
  - Operational and financial efficiencies
  - Additional development opportunities
  - Future acquisitions
- **Attractive financial profile**
  - Visible and predictable earnings
  - Ability to realize immediate improvements in cost of funds
  - Attractive valuation based on industry comparables
- **Attractive industry fundamentals**

---

# Attractive Market Opportunity



| Fractional industry characteristics | Growth in fractional sales |
| --- | --- |
| - A second home alternative in locations where real estate values are high | |
| - Caters to consumers that want more time enjoying the high-end resort life style | |
| - A growing industry with 2005 fractional sales of nearly $2 billion, a 27% increase over 2004 | |
| - Premier resort acceptance of product | |
|   _ Offered by Four Seasons and Ritz Carlton | |
|   _ Resort clubs | |

*An increasingly attractive option for individuals seeking a first-class resort lifestyle*

Source: American Resort Development Association, Ragatz Associates.

---

# Post Acquisition Strategy

- **Initial improvements**
  - Complete Phase 2 and 3 of Seven Canyons development
  - Refinance debt to lower cost of funds
  - Monetize three years worth of inventory
  - Cross sell additional products and services
  - Provide financing to potential customers
- **Pursue additional project development opportunities**
  - Utilize strong Sedona development team

- Leverage premier Seven Canyons brand
- Focus on high-end opportunities
- **Evaluate and execute bolt-on acquisitions**
- Additional projects
- Financing arm

# Projected Pro Forma Financials



Note: Assumes transaction closes 1/1/2007. Pro forma EBITDA and net income include anticipated financing cost savings and additional corporate overhead. Exclude potential additional acquisitions.

# Comparable Valuation



Note: Mean for the above does not include Cold Spring. *Source: FactSet, Wall Street estimates.*
*Data as of 11/20/06.*

# Cold Spring Capital Management

## Richard Stratton
### *Chairman and CEO*
*Significant experience founding successful specialty finance and real estate-related companies*

- Co-founder, President and CEO of *Litchfield Financial Corporation* (NASDAQ: LTCH), a specialty finance company with land, timeshare, financial services divisions
  - Sold to Textron Financial Corp., generated a 23% annualized return to IPO investors
- *Co-founder and CEO of Resort Finance Corporation (timeshare finance)*
- Co-founder and Chairman of *Developer Finance Corporation* (land finance)
- Vice President Finance, Patten Corporation (now *Bluegreen*: BXG)

## Joseph Weingarten
### *President and Director*
*15 years of experience with structured finance asset-backed securities, consumer and commercial finance sectors*

- President of *Cold Spring Capital Management Corporation*
- Senior officer at *Nomura Securities International, Inc.*
- Managing Director at *ING*
- Executive Vice President of Business Development at *Litchfield Financial Corporation*
- Vice President with the Asset Backed Finance Group at *ING*



---

# Cold Spring Capital - Management

**Cold Spring**

**David Epstein**
- Chief Financial Officer
- Former CFO of Pacific Monarch Resorts
- Former Division President, Forecast Real Estate Commercial Services

**Tracy Gaylord**
- Vice President
- Co-founder and President, Resort Finance Corp., former officer of Litchfield Financial Corporation

**Tom Perrott**
- Vice President
- Co-founder and Vice President, Resort Finance Corp., former officer of Litchfield Financial Corporation

**Sedona**

**Dave Cavan**
- President, Real Estate Development
- President and Chairman of Cavan Real Estate Investments and Cavan Management Services, Inc.
- Built, developed and sold real estate projects with total value over $1 billion

**Tom Kell**
- Executive Vice President, Cavan Management Services and EVP Cavan Real Estate Investments
- Former Chairman and President of Midwest Banco

**G. Denny Matthew**
- Chief Financial Analyst, Cavan Management Services and VP of Cavan Real Estate Investments
- Over 20 years experience negotiating and closing real estate financings

**Jeff Market**
- Senior Project Manager for Cavan Real Estate Investments
- Over 15 years of experience in construction management



---

# Investment Highlights

**Establish leading specialty real estate development company with flagship initial property**

**Strong operating platform and proven management expertise**

**Ability to realize growth through operating efficiencies and immediate cost of funds**



**reduction**

**Significant ongoing growth opportunity through additional development and add-on acquisitions**

**Attractive financial profile and transaction valuation**

**Unique and Compelling Opportunity for Cold Spring and Our Investors**